                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                       For the month of September, 1998

                           DSG International Limited
                           -------------------------
                (Translation of registrant's name into English)

                  17/F Watson Centre, 16-22 Kung Yip Street,
                  ------------------------------------------
                             Kwai Chung, Hong Kong
                             ---------------------
                            Tel. No. 852-2427-6951
                            ----------------------
                   (Address of principal executive offices)

           [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F    x         Form 40-F
                                 ------                 ------

           [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         Yes                    No    x
                             ------                 ------

             [If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
        82-__________.]

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        DSG International Limited
                                     -----------------------------------
                                               (Registrant)

Date: September 23, 1998                   By /s/Peter Chang
      ----------------------                  ----------------------
                                                  Peter Chang
                                                 Vice President

DISPOSABLE
      SOFT [LOGO]
     GOODS




SECOND QUARTER REPORT 1998

REVIEW OF OPERATIONS
SECOND QUARTER 1998
AND SIX MONTHS ENDED
JUNE 30, 1998

To our Shareholders:

We are pleased to announce our second quarter and first half 1998 results.

SECOND QUARTER ENDED JUNE 30, 1998 COMPARED TO SECOND
QUARTER ENDED JUNE 30, 1997

Net sales for DSG International Limited ("the Company") for the three-month period ended June 30, 1998 declined 22.7% to $49.6 million compared with $64.2 million for the same period in 1997. The Company's net loss was $0.8 million in the second quarter of 1998, compared with net income of $1.4 million for the same period in 1997.

The financial and economic situation in Asia Pacific continued to impact on the Company's operations in the region. The Company's sales in the Asia Pacific region declined both in dollar terms and in volume. The Company's sales in North America showed a slight volume improvement over the first quarter of 1998 that was attributed to the everyday-low-price strategy. However, the Company's sales declined when compared against the sales for the second quarter in 1997. In Europe, the Company's sales had negatively impacted as a result of the Company's Swiss operation losing a major customer in baby diapers in the second quarter of 1998.

Gross profit as a percentage of net sales was 28.4% in the second quarter of 1998 compared with 34.1% for the same period in 1997. The decrease was primarily due to lower unit selling price in North America and the adverse impact of higher cost of imported raw materials in the Asia Pacific region. Selling, general and administrative expenses as a percentage of net sales was 29.2% in the second quarter of 1998, a reduction of 0.6% compared with 29.8% for the second quarter of 1997.

Interest expense for the Company in the second quarter of 1998 was $601,000, compared with $807,000 for the same period last year due to retirement of borrowings. Other income for the Company increased from $132,000 in the second quarter of 1997, to $304,000 during the second quarter of 1998, primarily due to an increase in interest income.

SIX MONTHS CONCLUDING JUNE 30, 1998 COMPARED TO SIX MONTHS CONCLUDING JUNE 30, 1997

The Company's net sales for the six-month period ended June 30, 1998 declined 15.4% to $102.3 million, compared with $121.0 million for the corresponding period in 1997. Gross profit as a percentage of net sales decreased to 27.7% in the six-month period ended June 30, 1998, from 35.1% in the same period in 1997. Selling, general and administrative expenses declined by $6.7 million to $29.6 million for the first half of 1998, from $36.3 million for the corresponding period in 1997. The Company's operating loss was $1.3 million during the first half of 1998 compared with operating income of $6.1 million during the same period in 1997.

Interest expense for the six-month period ended June 30, 1998, totaled $1.2 million, compared to $1.4 million for the same period in 1997 as a result of retirement of borrowings.

Mr. Brandon Wang, Chairman of the Company, stated "For the second quarter, we have seen some volume improvement in North America. The currency and economic situation continues to linger in the Asia Pacific region and the economy may not recover for a while. The Company is implementing a strategy to expeditously establish local manufacturing facilities in some of our key Asia Pacific markets. We expect the start up operations in Indonesia sometime during the fourth quarter. This "go local" strategy, will allow us not only to reduce costs but more importantly, it will allow us to build the foundation for market expansion when the economy of the region recovers."

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Georgia and Wisconsin, the Company also maintains manufacturing operations in Hong Kong, Australia, Great Britain, Switzerland, China and Thailand. Additionally, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products, feminine napkins and training pants at certain of its operations. Its best selling brands include Fitti(R), Pet Pet(R), Cosies(R), Cosifits(R), Baby Love(R), Togs(R), Cares(R), Vlesi(R), Dispo 123(TM), Certainty(R) and Handy(TM).

September 2, 1998

STATEMENTS OF OPERATIONS AND
BALANCE SHEET DATA


The Statements of Operations for the three-month and six-month periods ending June 30, 1998 and 1997, and the Balance Sheet information as of June 30, 1998, are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for these periods, however, are not necessarily indicative of the results for the full year.

STATEMENTS OF OPERATIONS
(In thousands, except earnings per share)



                                     THREE MONTHS ENDED       SIX MONTHS ENDED
                                            JUNE 30,              JUNE 30,
                                     1998         1997        1998        1997


Net sales                          $49,601     $64,183     $102,306    $120,951
                                   =======     =======     ========    ========
Gross profit                        14,064      21,884       28,343      42,416
Selling, general &
  administrative
  expenses                          14,490      19,117       29,614      36,330
                                   -------     -------     --------    --------
Operating (loss)
  income                              (426)      2,767       (1,271)      6,086
Interest expense                      (601)       (807)      (1,200)     (1,410)
Exchange (loss) gain                  (101)       (222)         123        (866)
Other income                           304         132          482         633
                                   -------     -------     --------    --------
(Loss) income before
   income taxes                       (824)      1,870       (1,866)      4,443
Provision for
   income taxes                       (157)       (353)        (354)     (1,473)
Minority interest                      195         (99)         353         (99)
                                   -------     -------     --------    --------
Net (loss) income                  $  (786)    $ 1,418     $ (1,867)   $  2,871
                                   =======     =======     ========    ========
(Loss) earnings
  per share
--basic and diluted                $ (0.12)    $  0.12      $ (0.28)   $   0.43
                                   =======     =======     ========    ========
Weighted average
   number of shares
   outstanding                       6,675       6,673        6,675       6,674
                                   =======     =======     ========    ========

STATEMENTS OF COMPREHENSIVE
INCOME
(in thousands)

                                 THREE MONTHS ENDED        SIX MONTHS ENDED
                                      JUNE 30,                  JUNE 30,
                                   1998       1997          1998      1997

Net (loss) income                 $(786)    $1,418       $(1,867)   $2,871
Other comprehensive
  expense, before tax
  Foreign currency
    translation
    adjustments                  (2,118)      (443)       (2,110)   (1,169)
  Provision for
    income taxes                     --         --            --        --
                                -------    -------       -------    ------
Other comprehensive
  expense, net of tax            (2,118)      (443)       (2,110)   (1,169)
                                -------    -------       -------    ------
Comprehensive
  income (expense)              $(2,904)      $975       $(3,977)   $1,702
                                =======    =======       =======    ======
                                -------    -------       -------    ------

During the year, the Company adopted the Statement of Financial Accounting Standards ("SFAS") No. 130 Reporting Comprehensive Income, issued by the Financial Accounting Standards Board. SFAS No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. The inclusion represents all changes in equity except those resulting from investments by, and distributions to owners.

BALANCE SHEET DATA
(in thousands)

                                              JUNE 30,          December 31,
                                                  1998                  1997
                                           (unaudited)

Working capital                                $29,828               $30,823
Total assets                                   119,543               130,273
Long-term debt (including
deferred purchase consideration)                19,395                21,281
Shareholders' equity                            60,801                64,778

At June 30, 1998 the Company had cash totaling $12.5 million.

                                  DSG INTERNATIONAL LTD.

                                    17th Floor Watson Centre

                                        Kung Yip Street

                                         Kwai Chung

                                         Hong Kong

                                    Tel: (852) 2427 6951

                                    Fax: (852) 2480 4491